Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the combined financial statements of the Pharmaceuticals business of Covidien plc (which report expresses an unqualified opinion and includes an explanatory paragraph related to the fact that the Pharmaceuticals business of Covidien plc is comprised of the assets and liabilities used in managing and operating the various pharmaceutical businesses of Covidien plc and include expense allocations of corporate functions historically provided by Covidien plc which may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Covidien plc), dated February 1, 2013, appearing in Amendment No. 5 to the Registration Statement on Form 10 of Mallinckrodt plc (Commission File No. 001-35803).

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

June 28, 2013